Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED ANNOUNCES

PRODUCTION OF UNIQUE MANDALA ART USING AI

SYDNEY and NEW YORK, April 19, 2022 -- Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today that the Company's subsidiary Ace Corporation Limited ("Ace") has received from our strategic partner, IQI Media Inc, a number of licenses for original artworks of Mandala Art, an intricate hand-painted craft that is translated as 'sacred circle' in ancient Sanskrit. The distinctive geometric patterns of drawings with professional therapists can help improve concentration and ventilate inner emotions; academically this is seen as a means of 'art therapy' for mental illness. Ouction's development team will use artificial intelligence technology (deep-learning, etc.) to enhance the quality and create the quantity of unique multiple work production from the original licensed Mandala works. This is an important strategic development in AI-enhanced production of unique works.

Mandala in Hindu and Buddhist tantrism, a symbolic diagram used in the performance of sacred rites and as an instrument of meditation. The mandala is basically a representation of the universe, a consecrated area that serves as a receptacle of the gods and as a collection point of universal forces. A mandala is a geometric configuration of symbols, generally represents the spiritual journey, starting from outside to the inner core, through layers. This would be a new line of AI assisted NFT that we would create for our Ouction platform.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, Halal certification and distribution of Halal products, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website and at http://www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

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